EXHIBIT 12

OHIO POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Six
						Months	Months
	Years Ended December 31,					Ended	Ended
	2010	2011	2012	2013	2014	6/30/2015	6/30/2015
EARNINGS
Income Before Income Taxes	$842,922	$678,690	$487,817	$635,650	$348,629	$336,645	$175,219
Fixed Charges (as below)	269,886	248,026	245,446	215,548	136,127	134,743	68,043
Total Earnings	$1,112,808	$926,716	$733,263	$851,198	$484,756	$471,388	$243,262

FIXED CHARGES
Interest Expense	$242,000	$221,976	$213,100	$182,046	$128,291	$126,245	$63,720
Credit for Allowance for Borrowed Funds Used During Construction	3,786	2,350	9,046	10,102	4,436	5,098	2,623
Estimated Interest Element in Lease Rentals	24,100	23,700	23,300	23,400	3,400	3,400	1,700
Total Fixed Charges	269,886	$248,026	$245,446	$215,548	$136,127	$134,743	$68,043

Ratio of Earnings to Fixed Charges	4.12	3.73	2.98	3.94	3.56	3.49	3.57